FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of April 3, 2017

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Press Release announcing Tenaris Files Annual Report 2016 and Convenes Annual General Meetings of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2017.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Files Annual Report 2016 and Convenes Annual General Meetings of Shareholders

Luxembourg, March 31, 2017 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) announces that it has filed today its annual report for the year ended December 31, 2016, with the Luxembourg Stock Exchange and has submitted such report to the other securities regulators of the markets where its securities are listed. Tenaris also published the convening notice to the Annual General Meeting of Shareholders that will be held on May 3, 2017, at 9:30 a.m. (Luxembourg time) at Tenaris's registered office, located at 29, avenue de la Porte-Neuve, 3rd Floor, L-2227 Luxembourg. The annual report and the convening notice (which includes the agenda for the meeting and the procedures for attending and/or voting at the meeting) can be downloaded from the Luxembourg Stock Exchange's website at www.bourse.lu/regulated-information-oam. In addition, these documents, together with the total number of shares and voting rights as of the date of the convening notice, and the proxy materials for the meeting (which include the shareholder meeting brochure and proxy statement with reports on each item of the agenda for the meeting and draft resolutions proposed to be adopted at the meeting, and the forms required for purposes of participating and/or voting at the meeting), may be obtained free of charge from Tenaris's website at www.tenaris.com/investors, or at the Company's registered office in Luxembourg.

Tenaris is a leading global supplier of steel tubes and related services for the world's energy industry and certain other industrial applications.